March 18, 2020

Richard Dierker
Executive Vice President and Chief Financial Officer
CHURCH & DWIGHT CO INC
500 Charles Ewing Boulevard
Ewing, NJ 08628

       Re: CHURCH & DWIGHT CO INC
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 18, 2020
           File No. 001-10585

Dear Mr. Dierker:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impairment of goodwill, trade names and other intangible assets, page 34

1. We note that due to recent sales and profit declines, a significant portion of the excess between fair value and the carrying value of certain of your personal care trade names has eroded. To help inventors more fully understand the potential impairment risk associated with these assets, please identify each material trade name with a fair value that is not substantially in excess of its carrying value and disclose the following:
        the carrying value and the percentage by which fair value exceeded carrying value;
          and
        describe the variables underlying your "relief from royalty" and/or "excess earnings"
          discounted cash flows such that changes in those variables may result in a decline in fair value significant enough to trigger an impairment charge for the trade name.
      Refer to Section V of Release 33-8350.
 Richard Dierker
CHURCH & DWIGHT CO INC
March 18, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355
with any questions.



FirstName LastNameRichard Dierker                         Sincerely,
Comapany NameCHURCH & DWIGHT CO INC
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March 18, 2020 Page 2                                     Office of Life
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